April 29, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deep Fission, Inc. Registration Statement on Form S-1 File No. 333-293510

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Deep Fission, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 4:01 p.m., Eastern Time, on May 1, 2026, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Orrick, Herrington & Sutcliffe LLP, by calling Albert Vanderlaan at (617) 880-2219.

The Registrant hereby authorizes Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP to orally modify or withdraw this request for acceleration.

Thank you for your assistance in this matter.

Kind regards,

DEEP FISSION, INC.

By:	/s/ William (Mark) Schmitz
Name:	William (Mark) Schmitz
Title:	Chief Financial Officer

cc:	Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP